Exhibit (a)(6)
IN THE CIRCUIT COURT OF THE FIFTEENTH JUDICIAL CIRCUIT
IN AND FOR PALM BEACH COUNTY, FLORIDA

KBC ASSET MANAGEMENT N.V., Individually	)	Case 50 2009 CA 025313 XXXXNB
and on behalf of all others similarly situated,	)
)
Plaintiff,	)
)
vs.	)	CLASS REPRESENTATION
)
BANKRATE, INC., PETER C. MORSE,	)	JURY TRIAL DEMAND
THOMAS R. EVANS, WILLIAM C. MARTIN,	)
ROBERT P. O’BLOCK, RICHARD PINOLA,	)
RANDALL E. POLINER, APAX PARTNERS	)
L.L.P, BEN HOLDINGS, INC., and BEN MERGER	)	(STAMP)
SUB, INC.,	)
)
)
Defendants.	)
)

CLASS ACTION COMPLAINT BASED ON SELF DEALING
AND BREACH OF FIDUCIARY DUTY
     Plaintiff KBC Asset Management N.V. (“Plaintiff”), by the undersigned attorneys, for this class action complaint, alleges as follows:
INTRODUCTION
     1. This is a shareholder class action complaint on behalf of the holders of the common stock of Bankrate, Inc. (“Bankrate” or the “Company”) against the Company, certain officers and/or directors of Bankrate, and other persons and entities (collectively, the “Defendants”) involved in a proposed transaction through which Apax Partners LLP (“Apax”), through Ben Holdings, Inc. (“Holdings”), will cash out the Company’s minority shareholders in a merger for inadequate consideration (the “Proposed Transaction”).
     2. This action seeks equitable relief under Florida law for Defendants’ self-dealing and breaches of their fiduciary duties by approving the Proposed Transaction.

     3. On July 22, 2009, Bankrate announced that it had entered into a definitive agreement with Apax through which Apax would acquire and take private the Company in a transaction valued at approximately $571 million.
     4. Under the terms of the Proposed Transaction, Apax, through its subsidiary, will commence a lender offer on July 28, 2009 to acquire all of the outstanding common stock of Bankrate for $28.50 per share in cash, followed by a merger to acquire all remaining outstanding Bankrate shares at the same price paid in the tender offer. The Proposed Transaction is not subject to a financing condition as Apax, through four of its funds, provided equity commitment letters obligating Apax to provide funds sufficient to pay all of the consideration in the Proposed Transaction and to pay certain other monetary obligations that may be owed pursuant to the Proposed Transaction.
     5. The price offered in the Proposed Transaction represents a premium of just 15.8% over the Company’s closing price on the day before the announcement. In fact, the $28.50 price offered in the Proposed Transaction actually represents a 32% discount from the Company’s 52-week high of $41.92.
     6. Furthermore, Defendants have essentially guaranteed consummation of the Proposed Transaction by agreeing to a liquidated penalty in the form of a $30 million termination fee (‘“Termination Fee”) which effectively ensures that Apax will acquire the outstanding common stock of the Company. The provision in the Proposed Transaction imposing the Termination Fee calls for the Company to pay the $30 million fee should Bankrate decide to accept a competing offer for the Company. The Termination Fee impairs Bankrate’s Board of Directors from freely and effectively exercising their business judgment in the interests of Bankrate’s shareholders and also discourages other potential bidders from emerging, including those who would be willing to pay more than $28.50 per share for the Company.
     7. The consideration offered in the Proposed Transaction was immediately criticized by analysts and investors alike. Analysts commented that “Bankrate deserves a healthier buyout premium,” that “the Apax offer is too low” and does not compare favorably with other similar acquisitions, and that the Proposed Transaction’s valuation of the Company was a “far cry” from its proper worth. Analysts also opined that Apax would have to raise the consideration offered in the Proposed Transaction or another acquirer could emerge with another strategic transaction to purchase the Company. Investors agreed with analysts’ opinions as immediately following the announced of the Proposed Transaction Bankrate’s stock price traded well above the offer price, reaching as high as $29.18 before closing at $28.65.
     8. If the Proposed Transaction is consummated, Apax and Company insiders would enrich themselves by acquiring the public shareholders’ interest in the Company without paying a fair and adequate price, thereby irreparably harming Plaintiff and the other Bankrate shareholders not affiliated with Apax.
     9. In addition, consummation of the Proposed Transaction will trigger change in control provisions in the employment agreements of certain of the Individual Defendants which will bestow windfall payments upon certain of the Individual Defendants in the millions of dollars. The change in control payments provide additional financial incentives to these individuals to consummate the Proposed Transaction that are not shared by Bankrate’s public shareholders.
     10. As described below, both the price contemplated in the Proposed Transaction and the process by which Apax proposes to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other public shareholders of the Company. The Proposed Transaction and Defendants’ acts constitute a breach of Defendants’ fiduciary duties owed to Bankrate’s public shareholders, and a violation of applicable legal standards governing Defendants’ conduct.
     11. For these reasons and as set forth in detail below, Court intervention is required to prevent the consummation of the Proposed Transaction, which will result in irreparable injury to Plaintiff and the Class. This action seeks to enjoin Defendants’ unlawful conduct and to force the Company’s Board of Directors to take the necessary steps to: (i) maximize shareholder value, and (ii) avail themselves of all material information necessary to make an informed judgment about the sale of the Company.
JURISDICTION AND VENUE
     12. This action is brought as a class action pursuant to Florida Rule of Civil Procedure 1.220.
     13. The Court has jurisdiction over each defendant because they conduct business in, reside in, and/or are citizens of the State of Florida.
     14. Venue is proper in Palm Beach County, Florida because the causes of action asserted herein occurred and/or accrued in Palm Beach County, Florida. Venue is also appropriate in this Court because Bankrate’s principal place of business is in Palm Beach County, Florida.
PARTIES
     15. Plaintiff KBC Asset Management N.V. is recognized by the Belgian Banking and Finance Commission and is accordingly authorized to offer asset management and related services to the investment public. Plaintiff, at all times relevant hereto, has been a stockholder of Bankrate.
     16. Defendant Bankrate is a Florida corporation with principal executive offices located at 11760 US Highway One, Suite 200, North Palm Beach, F1. 33408. Bankrate helps consumers make informed decisions about their personal finance matters through a network of companies that includes, among others, Bankrate.com. The Company’s common stock trades on the NASDAQ exchange under the symbol “RATE.” Bankrate was founded in 1993 and is headquartered in North Palm Beach, Florida.
     17. Defendant Peter C. Morse (“Morse”) has served as a director of the Company since 1993 and as Chairman of the Board since 2002. Defendant Morse served as Bankrate’s Chief Executive Officer from 1993 until 1997, and also as Chairman from 1997 until 1999.
     18. Defendant Thomas R. Evans (“Evans”) has served as a director of the Company since 2004 and has served as the President and Chief Executive Officer of the Company since June 2004. Defendant Evans was awarded 600,000 stock options on June 25, 2004, upon joining the Company, and 500,000 stock options on October 26, 2004. In addition, Evans was awarded 34,166 shares of restricted stock on February 11, 2009. This award of restricted stock will fully vest upon a change in control event such as the Proposed Transaction. Evans’ base salary for 2009 is $450,000.
     19. Defendant William C. Martin (“Martin”) has served as a director of the Company since 2000.
     20. Defendant Robert P. O’Block (“O’Block”) has served as a director of the Company since 1999. Defendant O’Block also serves as Chairman of the Compensation Committee and the Nominating Committee, and as a member of the Audit Committee.

     21. Defendant Richard Pinola (“Pinola”) has served as a director of the Company since 2004. Defendant Pinola also serves as the Chairman of the Audit Committee.
     22. Defendant Randall E. Poliner (“Poliner”) has served as a director of the Company since 1998. Defendant Poliner also serves as a member of the Audit Committee, the Compensation Committee, and the Nominating Committee.
     23. Defendants Morse, Evans, Martin, O’Block, Pinola and Poliner are sometimes referred to as the “Individual Defendants.” By virtue of their positions as directors and/or officers of Bankrate, the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause Bankrate to engage in the practices complained of herein.
     24. Defendant Apax, based in London, England, is an independent global private equity advisory firm and the holding company for the worldwide Apax partnership, which is the lead investment adviser to the Apax Funds. Apax Funds commit capital on behalf of a diverse range of investors, which include public and private pension funds, insurance companies, university endowments and other financial institutions. Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., and Apax Europe VII-1, L.P. (the “Sponsor Funds”), are funds controlled by Apax which will provide equity commitment letters to provide the consideration in the Proposed Transaction.
     25. Defendant Holdings is a Delaware corporation. All of the outstanding common stock of Holdings is owned by Ben Holding. S.à.r.l., a Luxembourg société à responsabilité limiteé. which is direct and wholly-owned by Apax US VII, L.P., a Cayman Islands exempted limited partnership (holding 7%) and Apax WW Nominees Ltd. (holding 93% on behalf of Apax

Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P., each constituted under English limited partnership law and domiciled in Guernsey).
     26. Defendant Ben Merger Sub, Inc. (“Merger Sub”) is a Florida corporation and a wholly-owned subsidiary of Defendant Holdings.
     27. All references to “Apax” include Holdings, Merger Sub and the Sponsor Funds.
THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS
     28. By reason of the above Individual Defendants’ positions with the Company as directors and/or officers, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of Bankrate and owe Plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty and full and adequate disclosure.
     29. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the applicable state law requires the trustees to take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that:
A.	adversely affects the value provided to the corporation’s shareholders;

B.	contractually prohibits them from complying with or carrying out their fiduciary duties:

C.	discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

D.	will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.
     30. As described herein, the Individual Defendants have breached their fiduciary duties in a willful, reckless and wanton manner by taking actions designed to deter higher offers from other potential acquirers so as to ensure that one bidder and one bidder only, Apax, acquires the Company and its future potential on terms preferential to Apax and certain Individual Defendants, and harmful to the public stockholders of Bankrate. The Individual Defendants have, with recklessness, breached their fiduciary obligation to act reasonably.
CLASS ACTION ALLEGATIONS
     31. Plaintiff brings this action pursuant to Rules 1.220(a) and 1.220 (b)(1) and (b)(2) of the Florida Rules of Civil Procedure, individually and on behalf of all other stockholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from Defendants’ actions, as more fully described herein (the “Class”).
     32. This action is properly maintainable as a class action for, among others, the following reasons:
A.	The Class is so numerous that joinder of all members is impracticable. As of April 28, 2009, there were over 18 million shares of Bankrate common stock outstanding, with scores of holders of record and likely hundreds, if not thousands, of beneficial holders.

B.	There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:
i.	whether the Individual Defendants have engaged and are continuing to engage in a plan and scheme to benefit themselves and/or Apax at the expense of the members of the Class;

ii.	whether the Individual Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties to Plaintiff and the other members of the Class, including their duties of good faith, fair dealing, loyalty, due care, and candor;

iii.	whether the Individual Defendants’ breach of their fiduciary duties of good faith, fair dealing, loyalty, due care, and candor were done in a willful, reckless and wanton manner;

iv.	whether Apax aided and abetted the breach of fiduciary duties by the Individual Defendants; and

v.	whether Plaintiff and the other members of the Class would be irreparably damaged if Defendants are not enjoined from consummating the Proposed Transaction.
     33. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

     34. A class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and undesirable for each of the members of the Class, who has suffered or will suffer damages, to bring separate actions.
     35. Moreover, Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.
SUBSTANTIVE ALLEGATIONS
Background of the Company
     36. Bankrate, together with its subsidiaries, owns and operates an Internet-based consumer banking and personal finance network. The Bankrate network of companies includes Bankrate.com, Interest.com, Mortgage-calc.com, Nationwide Card Services, Savingforecollege.com, Fee Disclosure, InsureMe, CreditCardGuide.com and Bankaholic.com. Each of these businesses helps consumers make informed decisions about their personal finance matters.
     37. The Company’s flagship brand, Bankrate.com, is a destination site of personal finance channels, including banking, investing, taxes, debt management and college finance. Bankrate.com is the leading aggregator of rates and other information on more than 300 financial products, including mortgages, credit cards, new and used auto loans, money market accounts and CDs, checking and ATM fees, home equity loans and online banking fees. Bankrate.com reviews more than 4,800 financial institutions in 575 markets in 50 states. In 2008, Bankrate.com had nearly 72 million unique visitors. Bankrate.com provides financial applications and information to a network of more than 75 partners, including Yahoo! (Nasdaq: YHOO), America Online (NYSF: TWX), The Wall Street Journal and The New York Times

(NYSE: NYT). Bankrate.com’s information is also distributed through more than 500 newspapers.
     38. The Company overall operates through two segments, Online Publishing, and Print Publishing and Licensing. The Online Publishing segment engages in the sale of advertising, sponsorships, leads, and hyperlinks through Bankrate.com, Interest.com, Bankaholic.com, Mortgage-calc.com, CreditCardGuide.com, Nationwidecardservices.com, creditcardsearchengine.com, Savingforcollege.com, Feedisclosure.com, Insureme.com, and Bankrate.com.cn (China).
     39. The Print Publishing and Licensing segment sells advertising in the Mortgage Guide, and Deposit and CD Guide rate tables; newsletter subscription; and licensing of research information. Bankrate also markets consumer and business credit cards, as well as insurance rates for auto, home, life, health, and long-term care. In addition, it offers financial applications and information to a network of distribution partners and through national and state publications. Bankrate gathers approximately 3 million items of data each day from approximately 4,800 financial institutions for approximately 575 markets in the United States. The Company was founded in 1993 and is headquartered in North Palm Beach, Florida. Bankrate’s common stock trades on the NASDAQ exchange under the symbol “RATE.”
     40. Despite the fact that deterioration in the general economy, and in particular the consumer loan environment, has negatively impacted the Company’s stock price in 2009, Bankrate remains financially solid and well-situated to achieve substantial results in the near future. In fact, the Company had successfully completed several significant achievements in recent months that bode well for future financial returns.

     41. For instance, in April 2008, the Company launched their Bankrate China website, Bankrate.com.cn. Bankrate China provides Chinese consumers with similar types of financial education programs that Bankrate.com provides to the domestic consumer with financial basics, guides, calculators, product comparisons and rate information. While the Company has not yet generated material revenue from Bankrate China and does not anticipate to do so in 2009, the fact that Bankrate has positioned itself to service the over one billion Chinese population in the same manner as the Company has done domestically is quite compelling.
     42. On September 5, 2008, Bankrate completed the acquisition of certain assets and liabilities of LinkSpectrum Co., a North Carolina corporation, for $34.1 million in cash with an additional $10 million in potential cash Earn-Out Payments based on achieving certain financial performance metrics over the next two years. The principal asset of LinkSpectrum Co. was its web site, CreditCardGuide.com (“CCG”), which offers online users the ability to shop, compare and apply for credit cards online.
     43. On September 23, 2008, Bankrate completed the acquisition of certain assets and liabilities of Blackshore Properties, Inc. (“Blackshore”), a California corporation, for $12.4 million in cash with an additional $2.5 million in potential cash Earn-Out Payments based on achieving certain performance metrics over the next twelve months. The principal asset of Blackshore was its web site, Bankaholic.com (“Bankaholic”), which offers online users rate and product information as well as research tools on a variety of financial products including mortgage loans and lender information, certificates of deposit, money market accounts, savings accounts, credit curds, insurance quotes and college savings plans.
     44. Management was particularly bullish concerning Bankrate’s prospects in the months leading up to the announcement of the Proposed Transaction. For instance, in a press release issued on February 5, 2009 in which the Company announced its financial results for the fourth quarter and full year 2008, Defendant Evans spoke glowingly of Bankrate’s record financial results:
In spite of the difficult economic conditions for financial companies, we reported another record year for revenue, growth, traffic and profitability. Consumers continue to come to Bankrate in record numbers, looking for the best information and financial products available. We are pleased with our performance and believe we are well-positioned going forward.
* * *
[W]e remain confident that our business is well-positioned, fundamentally strong and will continue to grow. We have a strong balance sheet, no debt and continue to generate cash on a monthly basis.
     45. Similarly, in a press release issued on May 7, 2009 in which the Company announced its financial results for the first quarter of 2009. Defendant Evans touted the Company’s strong prospects for future growth:
Given the difficult economic and financial environment for our advertising customers, particularly in the banking sector, we’re proud of our performance. Our consumer traffic continues to be strong and we believe that through our redesign and the diversification of our business that we are well-positioned for the future. As advertisers focus even more on the performance of their media spending, Bankrate will continue to be proven to be an environment where consumers come poised to transact and take action.
* * *
Bankrate has no debt and generates significant cash every month. We remain confident in our business over the long term and believe we are well positioned to take maximum advantage as the online advertising market improves.
     46. Rather than permitting the Company’s shares to trade freely and allowing its public shareholders to reap the benefits of the Company’s prospects, the Individual Defendants acted for their own benefit and the benefit of Apax, and to the detriment of the Company’s public shareholders, by entering into the Proposed Transaction. In so doing, the Individual Defendants effectively placed a cap on Bankrate’s corporate value at a time when the Company’s stock price was trading far below its historical averages and when it was poised to capitalize on its positive and encouraging financial outlook.
The Proposed Transaction
     47. On July 22, 2009, Bankrate filed a Form 8-K with the Securities and Exchange Commission (“SEC”) in which it announced that the Company had entered into the Proposed Transaction and that the Individual Defendants had unanimously approved the transaction.
     48. Pursuant to the terms of the Proposed Transaction, Apax will commence a tender offer on July 28, 2009 to acquire all of the outstanding common stock of Bankrate for $28.50 per share in cash, followed by a merger to acquire all remaining outstanding Bankrate shares at the same price paid in the tender offer. The Proposed Transaction is expected to close at the end of the third quarter of 2009.
     49. The Proposed Transaction is not subject to a financing condition as, simultaneously with the execution of the Proposed Transaction, Apax provided equity commitment letters to Apax and Bankrate obligating Apax to provide funds sufficient to permit Apax to pay all of the consideration in the Proposed Transaction and to pay certain other monetary obligations that may be owed pursuant to the Proposed Transaction.
     50. In addition, shareholders representing approximately 24% of Bankrate’s outstanding shares have entered into support agreements with Apax in connection with the transaction.
     51. The Proposed Transaction includes the provision that at least a majority of the total number of shares outstanding must be tendered in the tender offer before Apax is obligated to accept for payment and pay all shares validly tendered. Apax may waive this condition if the number of shares validly tendered and not withdrawn in the tender offer is at least equal to the difference between a majority of the total number of shares outstanding less the number of shares subject to support agreements.
     52. Bankrate has also granted to Apax an irrevocable option allowing Apax to purchase newly-issued shares at the offer price such that, when added to the shares already owned by Apax following completion of the tender offer, constitutes one share more than 80% of the Shares entitled to vote on the Proposed Transaction on a fully diluted basis (the “Top-Up Option”).
     53. Thus, if Apax acquires more than 80% of the Company’s outstanding shares through the Proposed Transaction, including through exercise of the Top-Up Option, it will complete the Proposed Transaction through the “short form” procedures available under Florida law.
     54. Finally, Bankrate has specifically agreed to include a provision authorizing the imposition of the Termination Fee under certain circumstances. Specifically, if the Company accepts a superior proposal from a third party and terminates the Proposed Transaction, Bankrate must pay $30 million to Apax.
     55. In a press release announcing the Proposed Transaction, Defendant Evans stated the following;
Apax’s offer represents attractive value to our shareholders, while also giving us significantly enhanced flexibility to execute on our long-term strategy in a difficult economic climate. Apax Partners has a proven track record of investing in successful, growing companies, and we are excited about this partnership.
     56. Mitch Truwit, a partner at Apax, also voiced support for the Proposed Transaction and emphasized the attractiveness of Bankrate as a company:

We are very attracted to Bankrate’s position as a leading online consumer finance website and we are delighted to have the opportunity to work with Bankrate’s management team in a private setting to expand their platform. Furthermore, we are delighted to be investing in a company that straddles two of our core investment sectors, media and financial services.
The Inadequate Consideration Offered in the Proposed Transaction
     57. Bankrate implied in its press release announcing the Proposed Transaction that the $28.50 price per share offered in the lender offer represented a generous premium for the Company’s outstanding shares. The press release emphasizes that this price is 15.8% above Bankrate’s closing stock price on the day prior to the announcement and 18.2% over the average closing price for the previous ten trading days.
     58. However, a closer look at the recent historical averages for Bankrate’s stock price shows that Apax’ offer is far from an adequate premium for the Company’s outstanding common stock, and that the intrinsic value of the Company’s stock is significantly greater than Apax’ $28.50 tender offer.
     59. Specifically, the price offered in the Proposed Transaction actually represents a 32% discount off of Bankrate’s 52-week high of $41.92. In addition, the Company’s two-year average stock price is $36.90 per share, the 52-week average is $29.33 per share, and Bankrate’s stock price has closed above the tender offer price at the end of every year since 2005, as demonstrated in the following stock price charts:

Bankrate Two-Year Stock Price Chart: Average Price of $36.90 Per Share
Bankrate One-Year Stock Price Chart: Average Price of $29.33 Per Share

Bankrate Closing Stock Prices: 2004-2008
     60. As the charts above demonstrate, Apax’ tender offer is designed to capitalize on the recent drop in Bankrate’s stock price by instituting the Proposed Transaction at a price that undervalues the Company and is fundamentally unfair to the public shareholders of Bankrate common stock. The Proposed Transaction is patently opportunistic in that the tender offer was made at a time when recent market weakness created a small window for Apax’ inadequate offer to be perceived as adequate and desirable.
Analyst and Investor Opinions on the Inadequate Consideration Offered
     61. Investors and analysts agree that Bankrate is significantly undervalued at its recent trading levels. In fact, upon the announcement of the Proposed Transaction, a considerable number of investors and analysts indicated that Apax’ tender offer at a 15.8% premium for Bankrate’s outstanding common stock represented an insufficient valuation for the Company and suggested that the sale price per share for Bankrate should be increased.
     62. For instance, in a July 23, 2009 Motley Fool article entitled “Stop! It’s a Bankrate Robbery, “ analyst Rick Aristotle Munarriz stated that the premium offered in the Proposed Transaction is “not much of a buyout markup.” Munarriz emphasized that the lender offer price is a 32% discount to Bankrate’s 52-week high, and stated that “Bankrate deserves a healthier buyout premium.”
     63. Similarly, in an article by Rich Smith published on the same website on the same date, Smith states that Apax’ offer price is a “far cry from what I believe [Bankrate] is worth,” and that there is significant support for a “higher bid emerging.”
     64. Also, in a July 23, 2009 article on Seeking Alpha entitled “Arbs Are at Play with Bankrate—Higher Price Likely,” the following analysis of the Proposed Transaction concluded that “the Apax offer is too low,” that the offer does not compare favorably with other similar acquisitions, that a proper valuation of the Company should be much higher, and that if Apax does not raise the offer, another acquirer could possibly step in:
Consensus was estimating $55 million in EBITDA for Bankrate in 2009 but management stated that they would likely miss that estimate. RATE reported $22.5 million in EBITDA in the first half of 2009. I assume they could match that run rate and produce $45 million in EBITDA for the full year 2009. Assuming that EBITDA figure, the acquisition multiple is 12.7x.
I looked back at my notes and saw that Internet acquisitions over the past few years were consummated at a mean 20x EBITDA multiple. However, given the depressed economic environment and RATE’s current challenges, a discount to that mean multiple is warranted.
I think a 14x multiple would properly reflect the current challenges but that branded online advertising could rebound in 2010.
Bottom line, I think the Apax offer is too low. A 14x multiple would value the shares at $31.50.
If Apax doesn’t raise the offer, then another acquirer should step in, particularly as Amazon (AMZN) just paid close to $1 billion, mostly in stock, to acquire Zappos.
     65. Analyst reports released in the weeks leading up to the tender offer announcement also concur that the Company’s intrinsic value is materially in excess of the price offered in the Proposed Transaction.

     66. For instance, a research report by Roth Capital Partners, LLC released on July 8, 2009—a mere two weeks prior to the announcement of the Proposed Transaction—forecasted a stock price target for the Company of $39. The Roth Capital report suggested that Bankrate’s recent financial weakness was due to industry forces rather than a fundamental breakdown inherent in the Company itself:
The current consumer loan environment . . . has undoubtedly taken a serious toll on Bankrate’s financial performance, but traffic, user activity and pricing remains remarkably stable, and management has guided the Company to only modest margin contraction this year.
     67. The Roth Capital report also noted that it was “remarkable that Bankrate’s 1Q09 EBITDA margin declined just — 60 bps vs. FY08,” and that “since mid-2005, RATE has traded below $20 only once, for a two-week period in Mar 2009.”
     68. Similarly, a PriceTarget Research report released on May 2, 2009 emphasized that the Company’s annual revenue growth in recent years has been 26.5% per year, the total asset growth has been 34.7% per year, the annual earnings per share growth has been 11.8% per year, and the equity growth has been 54% per year. In this report, PriceTarget Research forecasted a stock price target for the Company of $40, which represented a 59% change from its then-current stock price of $24.96.
     69. In a May 1, 2009 research report released by Best Independent Research LLC (“BIR”), BIR noted that it “projects that Bankrate will strongly outperform the market over the next 6 to 12 months. Our decision reflects a disciplined analysis of the stock’s relationship to its projected future price and its estimated fair value.”
     70. Apparently, investors agree with these opinions. Immediately following the announcement, Bankrate’s share price increased well above the offer price to $29.18 and closed at $28.65. In the days following the announcement, the Company’s stock price continued to trade above the $28.50 offer price—a strong signal that the market values the Company higher than Apax’ tender offer and expects the offer to increase.
Change-in-Control Payments to Certain of the Company’s Officers and Directors
     71. Although Defendants are duty-bound to protect the interests of Bankrate’s public shareholders by obtaining the maximum value reasonably available in any sale or merger of the Company, Defendants entered into the Proposed Transaction at a woefully inadequate price. Despite the insufficient consideration offered in the Proposed Transaction, certain of the Company’s executive officers, including Defendant Evans, stand to receive lucrative change-in-control payments following consummation of the Proposed Transaction.
     72. According to Bankrate’s Form DEF 14A filed with the SEC on April 28, 2009, the Company has the following policy regarding awards of restricted stock:
Generally, restricted stock is granted to executive officers from time to time based primarily upon the individual’s actual and potential contributions to us and our financial performance over the long term.
* * *
In April 2007, we awarded 200,000 shares of restricted common stock to certain executive officers under the Second Amended and Restated 1999 Equity Compensation Plan. The awards have an eight-year term and only vest if, at any point during the term of the award, the closing price of our Common Stock is at or above the following specific thresholds for ninety consecutive days; $44.00 — 25% of award shares vest; $50.00 — an additional 33% of award shares vest; $56.00 — the remaining 42% of award  shares vest. Once the specific threshold has been satisfied, the applicable percentage of award shares vest as follows; one-third upon satisfying the incremental threshold; one-third on the first anniversary of satisfying the incremental threshold; and the remaining one-third on the second anniversary of satisfying the incremental threshold. The awards also vest on a change in control provided certain conditions are met.
* * *
In February 2009, we awarded 110,000 shares of restricted stock to certain executives, including our CEO, Thomas R. Evans, under the 2008 Equity Compensation Plan. The awards have a seven-year term and vest as follows:

29,792 on February 11, 2010; 27,500 shares on February 11, 2011 and 2012; and 25,208 shares on February 11, 2013. The awards also vest on a change in control provided certain conditions are met. Additionally, in February 2009, we awarded 17,503 shares of restricted stock to certain executive officers under the 2008 Equity Compensation Plan. The awards have a seven-year term and vest as follows: 6,321 shares on February 11, 2010; 5,834 shares on February 11, 2011; and 5,348 shares on February 11, 2012. These awards also vest on a change in control provided certain conditions are met.
     73. The Proposed Transaction is thus a very profitable deal that offers numerous benefits for these individuals, but they are benefits in which Plaintiff and the Class do not share. In addition, the Proposed Transaction’s timing and structure also calls into question the impartiality of the Individual Defendants in negotiating the Proposed Transaction.
The Proposed Transaction Is Unfair and Inadequate
     74. The Proposed Transaction comes at a time when the Company’s stock price is undervalued but its prospects for growth and increased revenue are substantially increasing. Although the Company’s financial results have declined due to weakness in the general economy and the consumer loan environment, Bankrate is poised to experience significant growth. Indeed, in the year alone prior to the announcement of the Proposed Transaction, Bankrate successfully launched its Chinese Bankrate.com website and acquired two industry competitors in all-cash transactions, as described above.
     75. Bankrate insiders are well aware of the Company’s intrinsic value and that the Company’s shares are significantly undervalued. Apax recognized Bankrate’s solid performance amidst a difficult economic environment, as well as the Company’s strong potential for growth, and determined to capitalize on their interests and the recent downturn in the Company’s stock price at the expense of the Company’s public shareholders. Apax is seeking to engage in a transaction that assures their continued ownership of the Company and secures their opportunity to benefit from the Company’s growth, while the Company’s shareholders are cashed out at an inadequate consideration without the benefit of a full and fair sale process.
     76. The consideration per share to be paid to Class members pursuant to the Proposed Transaction is unfair and inadequate consideration because: (i) the intrinsic value of the Company’s stock is materially in excess of the $28.50 per share tender offer that Apax has proposed, giving due consideration to the Company’s prospects for growth and profitability in light of its business, earnings power, financial results and future financial projections; and (ii) the $28.50 per share price is not the result of a formal sale process but was fixed arbitrarily by Apax to cap the market price of the Company and obtain its assets and businesses at the lowest possible price.
     77. Indeed, the $28.50 offer price per share is significantly less than Bankrate’s $41.92 52-week high as well as the Company’s recent historical stock price averages, including a 52-week average of $29.33 and a 2-year average of $36.90.
     78. The Proposed Transaction will, for inadequate consideration, deny Plaintiff and the other members of the Class the opportunity to share proportionately in the future success of the Company and its valuable assets, while permitting Apax to benefit unfairly from the transaction.
     79. Simply put, the Proposed Transaction is unfair to Bankrate shareholders because it places Apax’ interests above those of the Company’s public shareholders in that Apax is purchasing the Company for the least amount of cash possible, even though Defendants have a fiduciary obligation to act in the best interests of the Company’s public shareholders.
     80. By reason of their positions with Bankrate, the Individual Defendants possess material, non-public information concerning the financial condition and prospects of the

Company, especially the true value and expected increased future value of the Company and its assets. This information has not been disclosed to shareholders.
     81. By virtue of the foregoing, Defendants have engaged in unfair self-dealing toward Plaintiff and the other members of the Class and have engaged in and substantially assisted and aided each other in breach of their fiduciary duties owed by them to Plaintiff and the Class.
     82. Aided and abetted by Defendant Apax, the Individual Defendants have timed the Proposed Transaction to capture Bankrate’s future potential for Apax without paying an adequate or fair price to the Company’s public shareholders.
     83. The Proposed Transaction is also in furtherance of an unlawful plan to take Bankrate private, which, if not enjoined, will result in the improper elimination of the public stockholders of the Company in a transaction that is inherently unfair to them and that is the product a procedurally flawed process, as described herein. More particularly, the transaction is in violation of the Individual Defendants’ fiduciary duties and has been timed and structured unfairly in that:
A.	The Proposed Transaction is designed and intended to eliminate members of the Class as stockholders of the Company from continued equity participation in the Company at a price per share which is grossly unfair and inadequate, which the Individual Defendants know or should know;

B.	The Individual Defendants have unique knowledge of the Company and have access to information denied or unavailable to the Class. Without all material information. Class members are unable to determine whether the price offered in the transaction is fair; and

C.	The Individual Defendants have recklessly and wantonly violated their duties of good faith and fair dealing by manipulating the timing of the transaction to benefit Apax at the expense of Plaintiff and the Class.
     84. In light of the irremediable conflicts of interest, defendants are clearly engaging in self-dealing and not acting in good faith toward Plaintiff and the other members of the Class. By reason of the foregoing, Defendants have breached and are breaching their fiduciary duties to the members of the Class, and Defendant Apax have and are aiding and abetting such breaches.
     85. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class in a willful, reckless and wanton manner, and will consummate the Proposed Transaction to the irreparable harm of Plaintiff and the Class.
FIRST CAUSE OF ACTION
Willful, Reckless and Wanton Breach of Fiduciary Duty
(Against the Individual Defendants)
     86. Plaintiff repeats and realleges each allegation set forth herein.
     87. The Individual Defendants have thus far failed to announce active auction, open bidding or other procedures best calculated to maximize shareholder value. Instead of attempting to obtain the highest price reasonably available for Bankrate’s shareholders, the Individual Defendants have taken actions that will only serve their own interests and the interests of Apax while inhibiting the maximization of shareholder value.
     88. The Individual Defendants were and are under a duty:
A.	to fully inform themselves of the market value of Bankrate before taking, or agreeing to refrain from taking, action;

B.	to act in the best interests of the equity owners;

C.	to maximize shareholder value;

D.	to obtain the best financial and other terms when the Company’s independent existence will be materially altered by a transaction; and

E.	to act in accordance with their fundamental duties of good faith, fair dealing, due care and loyalty.
     89. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme, or in breach of their fiduciary duties to Plaintiff and the other members of the Class, are willfully, recklessly and wantonly implementing and abiding by a process that will deprive Plaintiff and other members of the Class of the true value of their investment in Bankrate.
     90. Bankrate shareholders will, if these Defendants’ actions are allowed to stand, be deprived of the opportunity for substantial gains Plaintiff and Class members may realize if an active auction or open bidding process is allowed to occur, and if Defendants are forced to negotiate in good faith with other interested suitors.
     91. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants, in a willful, reckless and wanton manner, failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other Bankrate public stockholders and were assisted, aided and abetted in that failure by Defendants Bankrate, Apax and Apax, which knowingly assisted Defendants’ wrongful acts.
     92. In light of the foregoing, Plaintiff demands that the Individual Defendants, as their fiduciary obligations require, immediately:
A.	Undertake an independent evaluation of Bankrate’s worth as an acquisition candidate:

B.	Rescind any and all agreements that inhibit the maximization of shareholder value, including but not limited to the Proposed Transaction, the Termination Fee provisions of the Proposed Transaction, any amendments to the Company’s rights agreement, and any agreements to obtain employment for Bankrate insiders;

C.	Appoint a truly independent committee of persons so that the interests of Bankrate’s public stockholders will be protected and any subsequent offers will be considered and negotiated in the interest of Bankrate’s public stockholders; and

D.	Negotiate, in good faith, with any interested third party, regarding the sale or merger of Bankrate.
     93. As a result of these Defendants’ failure to take such steps to date, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.
     94. Defendants are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are continuing to breach their fiduciary duties to Plaintiff and the members of the Class.
     95. As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Bankrate’s assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the Individual Defendants’ actions are enjoined by the Court, the Individual Defendants will continue to breach or aid and abet the breach of their fiduciary duties owed to Plaintiff and the members of the Class, and will engage in a process that inhibits the maximization of shareholder value.
     96. Plaintiff and the other members of the Class have no adequate remedy at law.
     97. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Defendants. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.
SECOND CAUSE OF ACTION
Aiding & Abetting the Individual Defendants’ Breach of Fiduciary Duty
(Against Defendant Apax)
     98. Plaintiff repeats and realleges each allegation set forth herein.
     99. Defendant Apax is sued herein for aiding and abetting the breaches of fiduciary duties outlined above by the Individual Defendants.
     100. The Individual Defendants breached their fiduciary duties of good faith, fair dealing, loyalty and due care to the Innkeepers shareholders by failing to:
A.	fully inform themselves of the market value of Bankrate before entering into the Proposed Transaction;

B.	act in the best interests of the public shareholders of Bankrate common stock;

C.	maximize shareholder value;

D.	obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction; and

E.	act in accordance with their fundamental duties of good faith, fair dealing, due care and loyalty.

     101. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendant Apax, who, therefore, aided and abetted such breaches via entering into the Proposed Transaction with Bankrate.
     102. Defendant Apax had knowledge that it was aiding and abetting the Individual Defendants’ breach of their fiduciary duties to Bankrate shareholders.
     103. Defendant Apax rendered substantial assistance to the Individual Defendants’ in their breach of their fiduciary duties to the Bankrate shareholders.
     104. As a result of these Defendants’ conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.
     105. As a result of the unlawful actions of Defendant Apax, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Bankrate’s assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Defendant Apax are enjoined by the Court, it will continue to aid and abet the Individual Defendants’ breach of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value.
     106. Plaintiff and the other members of the Class have no adequate remedy at law.
     107. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Defendants. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

PRAYER FOR RELIEF
     WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in Plaintiff’s favor and in favor of the Class and against Defendants as follows:
     A. Declaring that this action is properly maintainable as a class action, and certifying Plaintiff and class representative and Plaintiff’s counsel as class counsel;
     B. Declaring and decreeing that the Proposed Transaction was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;
     C. Enjoining Defendants from proceeding with the Proposed Transaction;
     D. Enjoining Defendants from consummating the Proposed Transaction unless and until Defendants implement procedures to obtain the highest possible price for the Company;
     E. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;
     F. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     G. Granting such other and further relief as this Court may deem just and proper.
DEMAND FOR JURY TRIAL
     Plaintiff hereby demands a trial by jury on all issues so triable.
Dated: July 27, 2009
/s/ Maya Saxena
SAXENA WHITE P.A.
Maya Saxena
Fla. Bar No. 0095494
msaxena@saxenawhite.com
Joseph E. White III
Fla. Bar No. 0621064

jwhite@saxenawhite.com
Christopher S. Jones
Fla. Bar No.
cjones@saxenawhite.com
Lester R. Hooker
Fla. Bar No. 0032242
lhooker@saxenawhite.com
2424 North Federal Highway
Suite 257
Boca Raton, FL 33431
Tel: 561.394.3399
Fax: 561.394.3082
MOTLEY RICE LLC
Joseph F. Rice
jrice@motleyrice.com
Joshua C. Littlejohn
jlittlejohn@motleyrice.com
P.O. Box 1792
28 Bridgeside Boulevard
Mount Pleasant, SC 29465
Tel: (843) 216-9000
Fax: (843) 216-9450
Attorneys for Plaintiff

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